Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Metalla Royalty & Streaming Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Metalla Royalty & Streaming Ltd. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and its financial performance and its cash flows for each of the years then  ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of classifying liabilities as current or non-current as of January 1, 2023 due to the adoption of amendments to IAS 1, Presentation of Financial Statements, and included the presentation of the statement of financial position as of January 1, 2023.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2017.

Vancouver, Canada

March 26, 2025

METALLA ROYALTY & STREAMING LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of United States dollars)

		As at
		December 31,	December 31,
	Notes	2024	2023
ASSETS			(Re-presented) (1)
Current assets
Cash and cash equivalents		$9,717	$14,107
Accounts receivable	3	2,516	2,811
Prepaid expenses and other		723	734
Total current assets		12,956	17,652

Non-current assets
Royalty, stream, and other interests	4	255,302	257,824
Investment in Silverback		314	450
Deferred income tax assets	9	105	105
Total non-current assets		255,721	258,379
TOTAL ASSETS		$268,677	$276,031

LIABILITIES AND EQUITY
LIABILITIES
Current liabilities
Trade and other payables	5	$1,188	$5,394
Current acquisition payables	6	-	1,598
		1,188	6,992
Convertible loan facility	2(d),6	12,693	13,588
Total current liabilities		13,881	20,580

Non-current liabilities
Acquisition payable	4	2,233	2,028
Deferred income tax liabilities	9	536	536
Total non-current liabilities		2,769	2,564
Total liabilities		16,650	23,144

EQUITY
Share capital	10	307,848	303,323
Reserves		13,021	12,930
Deficit		(68,842)	(63,366)
Total equity		252,027	252,887
TOTAL LIABILITIES AND EQUITY		$268,677	$276,031

(1) Comparative information has been re-presented due to a retrospective change in accounting policy. Refer to Note 2(d) for more information.

These consolidated financial statements were authorized for issuance by the Board of Directors on March 26, 2025.

Approved by the Board of Directors

"Brett Heath"	Director	"Amanda Johnston"	Director

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements Page 3

METALLA ROYALTY & STREAMING LTD.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Expressed in thousands of United States dollars, except for share and per share amounts)

		Year ended
		December 31,	December 31,
	Notes	2024	2023

Revenue from royalty interests	7	$5,882	$4,595
Depletion on royalty interests	4	(2,509)	(2,389)
Gross profit		3,373	2,206

General and administrative expenses	8	(5,217)	(4,930)
Share-based payments	10	(2,632)	(2,255)
Royalty interest impairment	4	-	(2,355)
Loss from operations		(4,476)	(7,334)

Share of net income of Silverback		113	75
Mark-to-market gain on derivative royalty asset		-	684
Mark-to-market gain on derivative loan liabilities	6	493	673
Interest expense	6	(1,977)	(1,170)
Finance charges	6	(339)	(206)
Loss on modification of loan payable	6	-	(1,658)
Gain on sales of mineral claims	4	-	5,093
Foreign exchange gain (loss)		612	(610)
Other income (expenses)		150	(23)
Loss before income taxes		(5,424)	(4,476)
Current income tax expense	9	(52)	(1,227)
Deferred income tax expense	9	-	(134)
Net loss and comprehensive loss		$(5,476)	$(5,837)

Earnings (loss) per share - basic and diluted		$(0.06)	$(0.11)
Weighted average number of shares outstanding - basic and diluted		91,503,747	55,223,734

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements Page 4

METALLA ROYALTY & STREAMING LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)

		Year ended
		December 31,	December 31,
	Notes	2024	2023

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss		$(5,476)	$(5,837)
Items not affecting cash:
Depletion		2,509	2,389
Interest and accretion expense		1,977	1,169
Finance charges		339	206
Share-based payments		2,632	2,255
Gain on sales of mineral claims	4	-	(5,093)
Share of net income of Silverback		(113)	(75)
Mark-to-market gain on derivative royalty asset		-	(684)
Mark-to-market gain on derivative loan liabilities	6	(493)	(673)
Loss on modification of loan payable	6	-	1,658
Royalty interest impairment	4	-	2,355
Income tax expense		52	1,361
Unrealized foreign exchange loss (gain)		(671)	485
Other		(25)	(136)
		731	(620)

Payments received from derivative royalty asset		806	2,715
Income taxes paid		(409)	(825)

Changes in non-cash working capital items:
Accounts receivable		(511)	(262)
Prepaid expenses and other		21	854
Trade and other payables		(3,211)	(1,344)
Net cash provided by (used in) operating activities		(2,573)	518

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of royalty and stream interests		(2,199)	(8,777)
Dividends received from Silverback		249	220
Sale of mineral claims	4	-	4,972
Net cash used in investing activities		(1,950)	(3,585)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from private placement		719	-
Proceeds from Beedie subscription	6	-	11,113
Proceeds from exercise of stock options		156	442
Proceeds from ATM, net of share issue costs		-	4,142
Dividends paid		-	(1,195)
Interest paid	6	(58)	(809)
Finance charges paid	6	(339)	(864)
Net cash provided by financing activities		478	12,829

Effect of exchange rate changes on cash and cash equivalents		(345)	(210)

Changes in cash and cash equivalents during period		(4,390)	9,552
Cash and cash equivalents, beginning of period		14,107	4,555
Cash and cash equivalents, end of period		$9,717	$14,107

Supplemental disclosure with respect to cash flows (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements Page 5

METALLA ROYALTY & STREAMING LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in thousands of United States dollars, except for share amounts)

	Number of	Share			Total
	shares	capital	Reserves	Deficit	equity
Balance as at December 31, 2022	49,467,877	$161,696	$13,199	$(56,334)	$118,561
Shares issued in ATM, net of issue costs	944,396	4,142	-	-	4,142
Acquisition of Nova Royalty Corp. (Note 4)	34,943,542	112,053	1,152	-	113,205
Acquisition of royalties and other interests (Note 4)	1,406,182	6,225	-	-	6,225
Beedie subscription	2,835,539	11,113	-	-	11,113
Conversion of loan payable (Note 6)	545,702	3,330	(433)	-	2,897
Extinguishment of loan payable (Note 6)	-	1,210	(131)	-	1,079
Exercise of stock options	463,289	1,340	(898)	-	442
Shares issued on vesting of restricted share units	270,704	2,214	(2,214)	-	-
Share-based payments - stock options	-	-	734	-	734
Share-based payments - restricted share units	-	-	1,521	-	1,521
Dividends paid	-	-	-	(1,195)	(1,195)
Loss for the period	-	-	-	(5,837)	(5,837)
Balance as at December 31, 2023	90,877,231	$303,323	$12,930	$(63,366)	$252,887
Conversion of loan payable (Note 6)	429,800	1,109	-	-	1,109
Private placement	250,000	719	-	-	719
Exercise of stock options	213,717	946	(790)	-	156
Shares issued on vesting of restricted share units	305,690	1,751	(1,751)	-	-
Share-based payments - stock options	-	-	926	-	926
Share-based payments - restricted share units	-	-	1,706	-	1,706
Loss for the period	-	-	-	(5,476)	(5,476)
Balance as at December 31, 2024	92,076,438	$307,848	$13,021	$(68,842)	$252,027

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements Page 6

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024, AND 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

1.           NATURE OF OPERATIONS

Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company"), incorporated in British Columbia, Canada, is a precious metals royalty and streaming company, which engages in the acquisition and management of gold, silver, and copper royalties, streams, and similar production-based interests. The Company's common shares ("Common Shares") are listed on the TSX Venture Exchange ("TSX-V") under the symbol "MTA" and on the NYSE American ("NYSE") under the symbol "MTA". The head office and principal address is 501 - 543 Granville Street, Vancouver, British Columbia, Canada.

The Company has incurred a cumulative deficit to date of $68.8 million as at December 31, 2024, and has had losses from operations for multiple years. Continued operations of the Company are dependent on the Company's ability to generate positive cash flow in the future, receive continued financial support, and/or complete external financing. Management expects that its cash balance, cash flows from operating activities, and available credit facilities will be sufficient to fund the operations of the Company for at least twelve months from the date of this report.

2. SUMMARY OF MATERIAL ACCOUNTING POLICIES

(a) Statement of Compliance

The consolidated financial statements have been prepared using accounting policies in compliance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

(b) Basis of Preparation and Measurement

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments, which have been measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

These consolidated financial statements are presented in thousands of United States dollars except as otherwise indicated.

(c) Foreign Currency Translation

The functional currency of the Company and its subsidiaries is the principal currency of the economic environment in which they operate. For the Company and its subsidiaries, the functional currency is the U.S. dollar. The presentation currency for the Company is the U.S. dollar.

Transactions in currencies other than the functional currency are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, the monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the rate of exchange at the reporting date while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in the consolidated statement of loss and comprehensive loss.
Consolidated Financial Statements Page 7

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024, AND 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

2. SUMMARY OF MATERIAL ACCOUNTING POLICIES (CONT'D...)

(d) Adoption of New Accounting Standards

The Company has applied the following accounting standard amendment which is effective January 1, 2024.

IAS 1 - Presentation of Financial Statements

The IASB has issued an amendment to IAS 1 - Presentation of Financial Statements ("IAS 1") that clarifies certain requirements for determining whether a liability should be classified as current or non-current and requires new disclosures for non-current liabilities that are subject to covenants within 12 months after the reporting date. The amendments were effective for annual periods beginning on or after January 1, 2024, and are required to be applied retrospectively. The amendment requires the classification of liabilities as current or non-current depending on the rights existing at the end of the reporting period and clarifies that management's expectations in respect of settlement do not affect classification. Liabilities are classified as non-current if the company has a substantive right to defer settlement for at least twelve months at the end of the reporting period. 'Settlement' is defined as the extinguishment of a liability with cash, other economic resources, or an entity's own equity instruments. There is an exception for convertible instruments that might be converted into equity, but only for those instruments where the conversion option is classified as an equity instrument as a separate component of a compound financial instrument.

This change has resulted in a change in the accounting policy for classification of liabilities that can be settled in the Company's own shares. Previously, counterparty conversion options were not considered when classifying the related liabilities as current or non-current. Under the revised policy, when a liability includes a counterparty conversion option that may be settled by a transfer of the Company's shares, the Company is required to consider the conversion option in classifying the liability as current or non-current except when it is classified as an equity component of a compound instrument.

The Company conducted an analysis of the impact of the change in accounting policy upon adoption of IAS 1 to the Company's financial statements and has determined that the Company's convertible A&R Loan Facility (as defined below) is impacted by the revised policy and the related liabilities have been reclassified to current liabilities because the lender has the unconditional right to convert at anytime, including within the next twelve months. There are no changes to the expected cash outflows from the convertible debt, and no changes to the liquidity of the Company and the maturity date of the debt remains May 10, 2027. The Company's other liabilities were not impacted by the changes to IAS 1.

Due to the requirement for retrospective adoptions of the IAS 1 amendments, the statement of financial position as at December 31, 2023, has been re-presented, with a reclassification of $13.6 million from non-current liabilities to current liabilities. Prior to substantial modification of the A&R Loan Facility (as defined below) during 2023, the equity conversion feature of the previous convertible loan facility was classified as an equity component of a compound instrument.  Therefore, the change in policy did not impact the Company's statement of financial position as at January 1, 2023. There is no retrospective impact on the comparative statement of loss and comprehensive loss, statement of equity, and statement of cash flows.

As discussed above the changes to IAS 1 will have no impact on the Company's cash flows or liquidity and the only change is on the classification of the convertible debt instrument as a current liability instead of the non-current liability, as such the Company does not consider the adoption of IAS 1 will have a material impact on the Company in future reporting periods.
Consolidated Financial Statements Page 8

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024, AND 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

2. SUMMARY OF MATERIAL ACCOUNTING POLICIES (CONT'D...)

(e) Future Changes to Accounting Policies

Certain new accounting standards and amendments to accounting standards have been published that are not mandatory for the year ended December 31, 2024, and have not been early adopted by the Company. New and amended accounting standards that are not applicable to the Company have been excluded from this note. The Company is currently assessing the impact of the following new and amended standards:

  The IASB has issued classification and measurement and disclosure amendments to IFRS 9 - Financial Instruments and IFRS 7 - Financial Instruments: Disclosures, which are effective for years beginning on or after January 1, 2026, with earlier application permitted. The amendments clarify the date of recognition and derecognition of some financial assets and liabilities and introduce a new exception for some financial liabilities settled through an electronic payment system. Other changes include a clarification of the requirements when assessing whether a financial asset meets the solely payments of principal and interest criteria and new disclosures for certain instruments with contractual terms that can change cash flows (including instruments where cash flow changes are linked to environmental, social or governance targets).
  IFRS 18 - Presentation and Disclosure in Financial Statements ("IFRS 18") is a new standard that will provide new presentation and disclosure requirements, and which will replace IAS 1 - Presentation of Financial Statements. IFRS 18 introduces changes to the structure of the income statement; provides required disclosures in financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements; and provides enhanced principles on aggregation and disaggregation in financial statements. Many other existing principles in IAS 1 have been maintained. IFRS 18 is effective for years beginning on or after January 1, 2027, with earlier application permitted.

(f) Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, including its principal subsidiaries Nova Royalty Corp. (Canada), Royalty & Streaming Mexico S.A. de C.V. (Mexico), Metalla America Ltd. (USA), Nova Royalty USA Corp. (USA), MTA Royalty & Streaming Pty Ltd. (Australia), ValGold Resources Ltd. (Canada), Geological Services Inc. (USA), Idaho Resources Corporation (USA), Genesis Gold Corporation (USA), and Metalla SEZC (Cayman Islands). All intercompany balances and transactions have been eliminated on consolidation.

Subsidiaries

Subsidiaries are all entities over which the Company has exposure to variable returns from its involvement and has the ability to use power over the investee to affect its returns. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases.

(g)  Business Combinations

A business combination is an acquisition of assets and liabilities that constitute a business. A business is an integrated set of activities and assets that consist of inputs and processes, including operational processes that, when applied to those inputs, have the ability to create outputs that provide a return to the Company and its shareholders. A business also includes those assets and liabilities that do not necessarily have all the inputs and processes required to produce outputs, but can be integrated with the inputs and processes of the Company to create outputs.

Consolidated Financial Statements Page 9

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024, AND 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

2. SUMMARY OF MATERIAL ACCOUNTING POLICIES (CONT'D...)

When acquiring a set of activities or assets in the exploration and development stage, which may not have outputs, the Company considers other factors to determine whether the set of activities or assets is a business.

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is allocated to the identifiable assets acquired and liabilities assumed based on the acquisition-date fair value. The excess of the cost of acquisition over the fair value of the Company's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets acquired, the difference, or gain, is recognized directly in the consolidated statement of operations. The results of businesses acquired during the period are included in the financial statements from the date of acquisition. Acquisition-related costs are expensed as incurred. Provisional fair values are finalized within 12 months of the acquisition date. Measurement period adjustments are adjustments that arise from additional information obtained during the measurement period about facts and circumstances that existed at the acquisition date.

(h) Royalty, Stream, and Other Interests

Royalty, stream, and other interests consist of acquired royalty, stream, and other interests. These interests are recorded at cost and capitalized as tangible assets with finite lives. They are subsequently measured at cost less accumulated depletion and accumulated impairment losses, if any. Project evaluation costs that are not related to a specific royalty or stream asset are expensed in the period incurred. Borrowing costs attributed to the acquisition of qualifying assets are capitalized to royalty, stream, and other interests, and are included in the carrying amounts of related assets until the asset is available for use in the manner intended by management.

Producing royalty and stream interests are depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available information of proven and probable reserves and the portion of resources expected to be classified as mineral reserves at the mine corresponding to the specific agreement.

On acquisition of a royalty or stream interest, an allocation of its fair value may be attributed to the exploration potential of the interest and is recorded as an exploration asset on the acquisition date. The carrying value of the exploration potential is accounted for in accordance with IFRS 6 - Exploration and Evaluation of Mineral Resources ("IFRS 6") and is not depleted until such time as the technical feasibility and commercial viability have been established, at which point the value of the asset is accounted for in accordance with IAS 16 - Property, Plant and Equipment ("IAS 16"). Upon demonstration of the technical and commercial feasibility of a project and a development decision, the carrying value related to that project is subject to an impairment test and is reclassified in accordance with IAS 16.

(i) Impairment of Royalty, Stream, and Other Interests

The carrying amounts of non-financial assets, excluding deferred income tax assets, are reviewed for impairment at each reporting date, or whenever events or changes in circumstances indicate the carrying amounts may not be recoverable. If there are indicators of impairment, a review is undertaken to determine whether the carrying amounts are in excess of their recoverable amounts. Reviews are undertaken on an asset-by-asset basis, except where the recoverable amount for an individual asset cannot be determined, in which case the review is undertaken at the cash-generating unit ("CGU") level.

Consolidated Financial Statements Page 10

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024, AND 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

2. SUMMARY OF MATERIAL ACCOUNTING POLICIES (CONT'D...)

If the carrying amount of a CGU or non-financial asset exceeds the recoverable amount, being the higher of its fair value less costs to sell and its value-in-use, an impairment loss is recognized in net loss as the excess of the carrying amount over the recoverable amount. With respect to CGUs, impairment losses are allocated to reduce the carrying amounts of the assets of the CGU on a pro-rata basis. The future cash flows expected is derived using estimates of proven and probable reserves, a portion of resources that is expected to be converted into reserves and information regarding the Company's royalty, stream, and other production-based interests, respectively, that could affect the future recoverability of the Company's interests. Discount factors are determined individually for each asset and reflect their respective risk profiles. In certain circumstances, the Company may use a market approach in determining the recoverable amount which may include an estimate of (a) net present value of estimated future cash flows; (b) dollar value per ounce or pound of reserve/resource; (c) cash-flow multiples; and/or (d) market capitalization of comparable assets.

Non-financial assets that have previously been impaired are tested for a possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed, or may have partially reversed. In these instances, the impairment loss is reversed to the recoverable amount but not beyond the carrying amount, net of amortization, that would have arisen if the prior impairment loss had not been recognized.

(j) Revenue Recognition

Revenue is comprised of revenue earned in the year from royalty, stream, and other interests. The Company recognizes revenue upon the transfer of control of the relevant commodity to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those commodities.

For stream interests, revenue recognition occurs when the relevant commodity received from the stream operator is delivered by the Company to its third-party customers. Revenue is measured at the fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the sales contract.

For royalty interests, revenue recognition occurs when control of the relevant commodity is transferred to the end customer by the operator of the royalty property. Revenue is measured at the fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty agreement. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of consideration to which it expects to be entitled and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

(k) Financial Instruments

All financial instruments are initially recorded at fair value and designated as follows:

Cash includes cash on account and is subsequently measured at amortized cost.

Trade receivables relate to amounts received from sales of refined gold and silver and royalty revenue. These receivables are non-interest bearing and are recognized at fair value and are subsequently measured at amortized cost. The Company has applied the simplified approach to determining expected credit losses, which requires expected lifetime losses to be recognized upon initial recognition of the receivables.

Consolidated Financial Statements Page 11

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024, AND 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

2. SUMMARY OF MATERIAL ACCOUNTING POLICIES (CONT'D...)

Marketable securities are designated as fair value through profit and loss ("FVTPL") unless they are irrevocably designated, on an individual basis, as fair value through other comprehensive income ("FVOCI"). Investment transactions are recognized on the trade date with transaction costs included in the underlying balance. Fair values are determined by reference to quoted market prices at the statement of financial position date.

Derivative royalty assets and derivative loan liabilities are designated as FVTPL.  Fair values are determined using a valuation model and inputs that are not based on observable market data.

Accounts payables, accrued liabilities, and loans payable are initially recorded at fair value, less transaction costs. These financial liabilities are subsequently measured at amortized cost, calculated using the effective interest rate method.

(l) Related Party Transactions

Parties are considered related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered related if they are subject to common control or significant influence. A transaction is considered a related party transaction when there is a transfer of resources or obligations between related parties.

(m) Share Capital

Common shares issued for non-monetary consideration are recorded at their fair value based on closing price on the measurement date and classified as equity. The measurement date is defined as the earliest of the date at which the commitment for performance by the counterparty to earn the common shares is reached or the date at which the counterparty's performance is complete.

The proceeds from the issue of units are allocated between common shares and share purchase warrants on a pro-rata basis based on the relative fair values. The fair value of the common shares is based on the market closing price on the date of issuance and the fair value of the share purchase warrants is determined using the Black-Scholes option pricing model.

Transaction costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.

(n) Earnings (loss) Per Share

The Company presents basic earnings (loss) per share data for its common shares, calculated by dividing the income (loss) attributable to equity holders of the Company by the weighted average number of common shares issued and outstanding during the period. Diluted earnings per share is calculated by adjusting the earnings attributable to equity holders and the weighted average number of common shares outstanding for the effects of all potentially dilutive common shares. The calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. In periods where a loss is reported, diluted loss per share is the same as basic loss per share as the effects of potentially dilutive common shares would be anti-dilutive.
Consolidated Financial Statements Page 12

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024, AND 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

2. SUMMARY OF MATERIAL ACCOUNTING POLICIES (CONT'D...)

(o) Income Taxes

Income tax expense consists of current and deferred tax expense. Income tax expense is recognized in the consolidated statement of loss and comprehensive loss.

Current tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous periods.

Deferred tax assets and liabilities are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability is settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(p) Share-based Payments

The Company grants stock options and restricted share units ("RSUs") to directors, officers, employees and consultants to acquire common shares of the Company. An individual is classified as an employee when the individual is an employee for legal or tax purposes, or provides services similar to those performed by an employee. The fair value of stock options is measured on the date of grant, using the Black-Scholes option pricing model, and is recognized over the vesting period. Consideration paid for the shares on the exercise of stock options is credited to share capital. In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of the goods or services received.

The fair value method of accounting is used for share-based payment transactions. Under this method, the cost of stock options and other equity-settled share-based payment arrangements are recorded based on the estimated fair value at the grant date and charged to earnings over the vesting period. Where awards are forfeited because non-market based vesting conditions are not satisfied, the expense previously recognized is proportionately reversed in the period the forfeiture occurs.
Consolidated Financial Statements Page 13

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024, AND 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

2. SUMMARY OF MATERIAL ACCOUNTING POLICIES (CONT'D...)

(q) Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segment, has been identified as the Chief Executive Officer ("CEO").

The Company operates in a single segment, the acquisition and management of precious metal royalties, streams, and similar production-based interests. In addition, the Company has corporate activities, which include the evaluation and acquisition of new precious metal royalties, streams, and similar production-based interests, treasury and finance, regulatory reporting, and corporate administration.

(r) Critical Accounting Estimates and Judgments

The preparation of the Company's consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below. Critical accounting estimates are estimates and assumptions made by management that may result in a material adjustment to the carrying amount of assets and liabilities within the next financial year and include, but are not limited to, the following:

Royalty interests

The Company holds royalty interests in production stage mineral properties. The royalty interests are recorded initially at their costs and are being depleted using the units of production basis over the expected life of the related mineral property, which is determined using available estimates of future metal prices and future production. Proven and probable reserves and future production plans associated with the royalty interests as determined by the operators impact the measurement of the respective assets. These estimates affect the depletion of the royalty interests and the assessment of the recoverability of the carrying value of the royalty interests.

Management considers both external and internal sources of information in assessing whether there are any indications that the Company's royalty interests are impaired. External sources of information that management considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its royalty interests. Internal sources of information that management considers include the indications of economic performance of the assets.

In determining the recoverable amounts of the Company's royalty interests, management makes estimates of the discounted net cash flows expected to be derived from the Company's royalty interests, costs of disposal, and the appropriate discount rates and discount multiples that apply to the specific asset. Reductions in metal price forecasts, increases in estimated future costs of production for the mine operators, reductions in the amount of recoverable mineral reserves, mineral resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company's royalty interests.

Consolidated Financial Statements Page 14

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024, AND 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

2. SUMMARY OF MATERIAL ACCOUNTING POLICIES (CONT'D...)

Depletion

The Company's royalty, stream, and other production-based interests that generate economic benefits are considered depletable and are depleted on a unit-of-production basis over the ounces of production that are expected to generate the cash flows that will be attributable to the Company. These calculations require the use of estimates and assumptions, including the amount of contained metals, the recovery rates, and payable rates for the contained metals being treated through a milling or refining process. Changes to these assumptions may impact the estimated recoverable reserves, resources or exploration potential which could directly impact the depletion rates used. Changes to depletion rates are accounted for prospectively.

Derivative loan liabilities

The Company holds derivative loan liabilities which are carried at fair value at each period end. In order to calculate the fair value at period end the Company uses a valuation model and is required to make estimates and assumptions on the risk free interest rate, expected stock price volatility, and credit spread. Changes to these assumptions may impact the fair value of the liability at period end.

Income taxes

The interpretation of existing tax laws or regulations in Canada, Australia, Argentina, Mexico, the United States, or any of the countries in which our property interests are located requires the use of judgment. Differing interpretation of these laws or regulations could result in an increase in the Company's taxes, or other governmental charges, duties or impositions. In addition, the recoverability of deferred income tax assets, including expected periods of reversal of temporary differences and expectations of future taxable income, are assessed by management at the end of each reporting period and adjusted, as necessary, on a prospective basis.

Functional currency

The functional currency for each of the Company's subsidiaries and associates is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determine the primary economic environment.

Business combinations

The assessment of whether an acquisition meets the definition of a business or is considered an asset acquisition is an area of key judgment. For an acquisition to constitute a business acquisition, the Company should be acquiring inputs and processes which could deliver an output. Management would need to apply judgment to determine whether any processes were acquired as part of the acquisition of assets.

For both business combinations and asset acquisitions, the assumptions and estimates with respect to determining the fair values often require management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of assets acquired and liabilities assumed, those of mineral interests and other properties in particular, generally require a high degree of judgment and include estimates of mineral reserves and mineral resources acquired, future metal prices, discount rates and reserve/resource conversion. Changes in the judgments made or in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.
Consolidated Financial Statements Page 15

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024, AND 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

3. ACCOUNTS RECEIVABLE

	As at
	December 31,	December 31,
	2024	2023

Royalty, derivative royalty, and stream receivables	$2,253	$2,482
GST and other recoverable taxes	251	325
Other receivables	12	4
Total accounts receivable	$2,516	$2,811

As at December 31, 2024, and December 31, 2023, the Company did not have any royalty, derivative royalty and stream receivables that were past due. The Company's allowance for doubtful accounts as at December 31, 2024, and December 31, 2023, was $Nil.

4. ROYALTY, STREAM, AND OTHER INTERESTS

	Producing	Development	Exploration
	Assets	Assets	Assets	Total
As at December 31, 2022	$9,467	$98,452	$12,809	$120,728
Nova portfolio acquisition	10,412	120,438	130	130,980
Alamos portfolio acquisition	-	4,192	75	4,267
Lama acquisition	-	6,601	-	6,601
Del Carmen and Beaufor impairments	-	(2,355)	-	(2,355)
Depletion (1)	(2,348)	(30)	(11)	(2,389)
Reclassifications and other	-	5,178	(5,186)	(8)
As at December 31, 2023	$17,531	$232,476	$7,817	$257,824
Depletion	(2,509)	-	-	(2,509)
Reclassifications and other	10,992	(10,992)	(13)	(13)
As at December 31, 2024	$26,014	$221,484	$7,804	$255,302

Historical cost	$33,000	$229,267	$7,853	$270,120
Accumulated depletion and impairments	$(6,986)	$(7,783)	$(49)	$(14,818)

(1) Fixed royalty payments were received in relation to certain exploration and development assets. The depletion related to these payments was recorded based on the total fixed royalty payments expected to be received under each contract.

(a) During the year ended December 31, 2024, the Company completed the following transactions:

Reclassifications

During the period the Company: (i) reclassified Tocantinzinho and La Guitarra from development assets to producing assets; and (ii) reclassified El Realito, which has been fully depleted, from producing assets to development assets as management does not expect any further production from El Realito without further exploration on underground potential.

Consolidated Financial Statements Page 16

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024, AND 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

4. ROYALTY, STREAM, AND OTHER INTERESTS (CONT'D...)

(b) During the year ended December 31, 2023, the Company completed the following transactions:

Nova Royalty Acquisition

On December 1, 2023, the Company closed an arrangement agreement whereby the Company acquired all of the issued and outstanding shares of Nova Royalty Corp. (TSX-V: NOVR) ("Nova") pursuant to a plan of arrangement. Pursuant to the terms and conditions of the arrangement agreement between the Company and Nova dated September 7, 2023 (the "Arrangement Agreement"), Nova shareholders received 0.36 of a Common Share for each Nova common share held prior to the Nova acquisition, for a total of 33,893,734 Common Shares issued. In accordance with the Arrangement Agreement, each Nova restricted share unit vested into a Nova common share at the close of the Nova acquisition and was exchanged for 0.36 of a Metalla Common Share for a total of 741,597 Common Shares issued, and each Nova stock option was replaced with a fully vested replacement Metalla option.  All replacement options were adjusted as per the terms of the Arrangement Agreement and are exercisable into Metalla Common Shares.

Concurrent with closing of the Nova acquisition on December 1, 2023, the Company drew down from its loan facility with Beedie Investments Ltd. ("Beedie") (Note 6) an amount equal to the principal and unpaid interest and fees outstanding under Beedie's convertible loan agreement with Nova (the "Nova Loan Facility") to refinance and retire the Nova Loan Facility (Note 6). Upon completion of the Nova acquisition, existing Metalla and Nova shareholders owned approximately 60.41% and 39.59% of the combined company, respectively. Following the completion of the acquisition, Nova became a wholly owned subsidiary of Metalla.

For accounting purposes, the Company determined the acquisition of Nova did not meet the definition of business combination under IFRS 3 - Business Combinations. Accordingly, the transaction was accounted for as an asset acquisition under relevant IFRS standards with a closing date of December 1, 2023. Under this method the Company is required to recognize identifiable assets and liabilities at their individual fair values and any transaction costs are capitalized as part of the acquisition, with no goodwill recognized.

To estimate the fair value of the mineral interest acquired, management used discounted cash flow models and a market-based approach. Management applied significant judgment in determining the fair value of the mineral interests, including the use of significant assumptions, such as discount rates, long-term forecast commodity prices, and future production of operator mineral reserves and resources information for the portfolio of mineral stream and royalty agreements. Future production and operator mineral reserves and resources information are based on information compiled by appropriately qualified persons. The assets and liabilities acquired included mineral interests of $131.0 million, current assets of $1.0 million, and current liabilities of $6.2 million. Below is a reconciliation of the purchase consideration for the Nova acquisition along with the total assets acquired, net of liabilities assumed.

Number of Metalla Shares issued to Nova shareholders	33,893,734
Number of Metalla Shares issued to Nova RSU holders	741,597
Total Number of Metalla Shares issued	34,635,331
Closing price of a Metalla Share on November 30, 2023, on TSXV	C$4.34
C$/US$ exchange rate on November 30, 2023	1.3560
Market value of Metalla Shares issued	$110,853
Value of Nova share options converted to Metalla share options	1,152
Nova long-term debt repaid as part of transaction	11,064
Transaction costs	2,695
Purchase consideration	$125,764

Consolidated Financial Statements Page 17

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024, AND 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

4. ROYALTY, STREAM, AND OTHER INTERESTS (CONT'D...)
Cash and cash equivalents	$79
Accounts receivable	892
Mineral interests	130,980
Current liabilities	(6,187)
Total assets acquired, net of liabilities assumed	$125,764

Details of some of the royalties the Company holds through Nova are discussed below, based on information publicly filed by the applicable owner.

Aranzazu

The Company acquired a 1.0% NSR royalty on the producing Aranzazu copper-gold-silver mine owned by Aura Minerals Inc. ("Aura"). Aranzazu is a copper-gold-silver deposit located within the Municipality of Concepcion del Oro in the State of Zacatecas, Mexico. Aura is the sole owner and operator of Aranzazu. The Company is entitled to 1.0% of the net smelter returns on all metals sold at Aranzazu, less certain allowable deductions, provided that the monthly average price per pound of copper, as quoted by the London Metals Exchange, equals or exceeds $2.00/lb. The fair value ascribed to the Aranzazu NSR royalty upon the acquisition of Nova was $10.4 million.

Taca Taca

The Company acquired a 0.42% NSR royalty on the Taca Taca copper-gold-molybdenum project, owned by First Quantum Minerals Ltd. ("First Quantum"). Taca Taca is a porphyry copper-gold-molybdenum project located in northwestern Argentina in the Puna (Altiplano) region of Salta Province. The Company is entitled to 0.42% of the net smelter returns on all metals sold at Taca Taca. The Taca Taca royalty is subject to a buyback right based on the proven reserves at Taca Taca in a feasibility study completed by a recognized, international consulting firm that is contracted by mutual consent of all parties, including royalty holders. The buyback amount will be based on the amount of the proven reserves multiplied by the prevailing market prices of all applicable commodities within Taca Taca. The fair value ascribed to the Taca Taca NSR royalty upon the acquisition of Nova was $34.6 million.

Vizcachitas

The Company acquired a 0.98% NSR royalty on the open pit operations and a 0.49% NSR royalty on underground operations at Vizcachitas. Vizcachitas is a large copper-molybdenum porphyry deposit in central Chile, owned by Los Andes Copper Ltd. ("Los Andes"). The fair value ascribed to the Vizcachitas NSR royalty upon the acquisition of Nova was $33.1 million.

NuevaUnión

The Company acquired a 2.0% NSR royalty on future copper production on the Cantarito claim which makes up part of the La Fortuna deposit forming part of the NuevaUnión copper-gold project ("NuevaUnión") located in in the Huasco Province in the Atacama region of Chile. NuevaUnión is jointly owned by Newmont Corporation and Teck Resources Limited. In 2020, prior to the Arrangement Agreement, the Company partnered with Nova to jointly purchase the royalty on NuevaUnión such that Metalla acquired an entitlement to all payments under the NSR royalty with respect to gold production, Nova acquired an entitlement to all payments with respect to copper production, and both Metalla and Nova acquired an entitlement to an even split of all other payments under the NSR.  With the acquisition of Nova, the Company now holds a 2.0% NSR royalty on all metals at NuevaUnión. The fair value ascribed to Nova's portion of the NuevaUnión NSR royalty upon the acquisition of Nova was $21.2 million.

Consolidated Financial Statements Page 18

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024, AND 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

4. ROYALTY, STREAM, AND OTHER INTERESTS (CONT'D...)

Copper World Complex

The Company acquired a 0.315% NSR royalty on the Copper World Complex project in Arizona, USA, 100% owned by Hudbay Minerals Inc. ("Hudbay"). The Copper World NSR covers all metals, including copper, molybdenum, silver, and gold extracted from the majority of mining claims covering the Copper World Complex. The Company also retains a right of first refusal with respect to an additional 0.360% NSR royalty on the Copper World Complex. The fair value ascribed to the Copper World NSR royalty upon the acquisition of Nova was $12.7 million.

Pine Valley Mineral Claims Sale

In June 2023, the Company sold the JR mineral claims that make up the Pine Valley property, which is part of the Cortez complex in Nevada, for $5.0 million in cash to Nevada Gold Mines, LLC, an entity formed by Barrick Gold Corporation ("Barrick") and Newmont Corporation. As part of the purchase and sale agreement, the Company has retained a 3.0% Net Smelter Return ("NSR") royalty on the Pine Valley property. The Company recognized a gain on sale of mineral claims of $5.0 million. The Company acquired the Pine Valley mineral claims through the acquisition of Genesis Gold Corporation ("Genesis") in 2020, and the Company ascribed a fair value of less than $0.1 million to the Pine Valley mineral claims upon acquisition of Genesis.

Lama Royalties Acquisition

In March 2023, the Company acquired an existing 2.5%-3.75% sliding scale Gross Proceeds royalty over gold and a 0.25%-3.0% NSR royalty on all metals (other than gold and silver) on the majority of Barrick's Lama project located in Argentina from an arm's length seller for aggregate consideration of $6.5 million. The consideration consisted of $2.5 million in cash, $2.1 million in Common Shares upon closing, and an additional $2.5 million to be paid in cash or Common Shares, at the Company's sole discretion, within 90 days upon the earlier of a 2-million-ounce gold mineral reserve estimate on the royalty area or 36 months after the closing date. The Company issued 466,827 Common Shares to the arm's length seller (valued at $4.44 per share on March 9, 2023). The outstanding $2.5 million payment (the "Lama Payable") was recorded at fair value upon inception using a discount rate of 10.0% and an estimated payment date of 36 months from closing and was recorded at $1.9 million. The Lama Payable has been disclosed as a non-current liability on the Company's statement of financial position as an acquisition payable and this amount will be increased to $2.5 million over the term of the payable using the effective interest method. The Company incurred $0.2 million in transaction costs associated with this transaction. For the year ended December 31, 2024, the Company recognized an accretion expense on the Lama Payable of $0.2 million (December 31, 2023 - $0.1 million).

Alamos Portfolio Acquisition

In February 2023, the Company acquired one silver stream and three royalties from Alamos Gold Corp. ("Alamos") for aggregate consideration of $4.2 million. Upon closing the Company issued 939,355 Common Shares to Alamos (valued at $4.42 per share on February 23, 2023). The Company incurred $0.1 million in transaction costs associated with this transaction. The stream and royalties acquired in this transaction included:

  a 20% silver stream over the Esperanza project located in Morales, Mexico owned by Zacatecas Silver Corp.;
  a 1.4% NSR royalty on the Fenn Gibb South project located in Timmins, Ontario owned by Mayfair Gold Corp.;
  a 2.0% NSR royalty on the Ronda project located in Shining Tree, Ontario owned by Platinex Inc.; and
  a 2.0% NSR royalty on the Northshore West property located in Thunder Bay, Ontario owned by New Path Resources Inc.
Consolidated Financial Statements Page 19

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024, AND 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

5. TRADE AND OTHER PAYABLES

	As at
	December 31,	December 31,
	2024	2023
Trade payables and accrued liabilities	$1,164	$5,081
Taxes payable	24	313
Total trade and other payables	$1,188	$5,394

6. LOANS PAYABLE

	A&R Loan Facility
	Debt	Derivative	Castle
	Portion	Portion	Mountain Loan	Total
As at December 31, 2022	$5,335	$-	$5,250	$10,585
Additions	10,357	707	-	11,064
Conversion	(2,737)	-	-	(2,737)
Extinguishment of loan facility	(195)	428	-	233
Modification of loan facility	(410)	99	-	(311)
Interest expense	771	-	248	1,019
Interest payments	(349)	-	(460)	(809)
Principal repayment	-	-	(4,340)	(4,340)
Fair value adjustment of derivative portion	-	(673)	-	(673)
Foreign exchange adjustments	255	-	-	255
As at December 31, 2023	$13,027	$561	$698	$14,286
Conversion	(1,109)	-	-	(1,109)
Interest expense	1,751	-	20	1,771
Interest payments	-	-	(58)	(58)
Principal repayment	-	-	(660)	(660)
Fair value adjustment of derivative portion	-	(493)	-	(493)
Foreign exchange adjustments	(1,044)	-	-	(1,044)
As at December 31, 2024	$12,625	$68	$-	$12,693

A&R Loan Facility

In March 2019, the Company entered into a convertible loan facility with Beedie to fund acquisitions of new royalties and streams which has subsequently been amended from time to time. The loan facility bears interest on amounts advanced and a standby fee on funds available. Funds advanced are convertible into Common Shares at Beedie's option, with the conversion price determined at the date of each drawdown or at the conversion date (in the case of the conversion of accrued and unpaid interest).

In August 2022, the Company and Beedie closed a first supplemental loan agreement to extend the maturity date of the loan facility from April 22, 2023, to January 22, 2024. In consideration for the extension the Company incurred a fee of C$0.2 million (the "Loan Extension Fee") convertible into Common Shares at a conversion price of C$7.34 per share.  Upon closing, the Company recognized a gain of $0.3 million to reflect the change required in the amortized cost of the liability using the effective interest method over a longer period of time.

Consolidated Financial Statements Page 20

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024, AND 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

6. LOANS PAYABLE (CONT'D...)

As at December 31, 2022, the Company had C$5.0 million outstanding with a conversion price of C$14.30 per share (the "Third Drawdown"), C$3.0 million outstanding with a conversion price of C$11.16 per share (the "Fourth Drawdown"), C$0.2 million outstanding with a conversion price of C$7.34 per share from the Loan Extension Fee, and had C$12.0 million available under the loan facility.

In May 2023, the Company and Beedie closed an additional supplemental loan agreement to further amend the loan facility by, among other things, extending the maturity date to May 10, 2027, increasing the loan facility by C$5.0 million from C$20.0 million to C$25.0 million, and increasing the interest rate from 8.0% to 10.0% per annum.

The amendment was considered a substantial modification of the loan facility, and for accounting purposes the existing debt instruments were extinguished and the new debt instruments were recognized at fair value on the amendment date. The difference in value between the amount that was retired for the old debt instrument and the amount recorded for the new debt instrument, taking into account the modification in conversion price to induce conversion of part of the old debt instrument, was recorded as a loss on extinguishment of loan payable of $1.4 million. Transaction costs of $0.1 million incurred were included in the loss on extinguishment of loan payable.

The conversion feature, prepayment options, and availability of credit under the new loan facility (together the "Derivative Loan Liabilities") have all been determined to be non-cash embedded derivatives that are not closely related to the principal amounts due under the loan facility, and as such are bifurcated from the loan facility and the Derivative Loan Liabilities will be accounted for at fair value through profit and loss. The debt portion of the loan facility along with any transaction costs and fees directly attributable to the loan facility will be included in the respective effective interest rate calculation for the debt portion and will be measured at amortized cost. Upon initial recognition on May 19, 2023, the Derivative Loan Liabilities were assigned a fair value of $0.4 million, and the debt portion of the liability was assigned a fair value at $2.7 million for a total face value of $3.1 million (C$4.2 million), with an implied effective interest rate of 14.6%.  On May 19, 2023, the Derivative Loan Liabilities were valued using a Black-Scholes option pricing model with the following assumptions: risk free interest rate of 4.0%, expected dividend yield of 0.0%, expected volatility of 51%, and an expected life of 2.0 years.

Effective December 1, 2023, Metalla and Beedie entered into an amended and restated convertible loan facility agreement (the "A&R Loan Facility") to further amend and restate the loan facility by:

i. increasing the maximum aggregate principal amount of the facility from C$25.0 million to C$50.0 million;

ii. amending the conversion price of the C$4.2 million outstanding balance to a conversion price of C$6.00 per share under the A&R Loan Facility;

iii. a further draw down of C$12.2 million with a conversion price of C$6.00 per share to refinance the principal amount due under the Nova Loan Facility (the total C$16.4 million comprised of the C$4.2 million outstanding balance plus the C$12.2 million additional draw down being the "Principal Amount");

iv. a draw down of C$2.0 million from the A&R Loan Facility to refinance the accrued and unpaid interest outstanding under the Nova Loan Facility at the close of the Nova acquisition with a conversion price equal to the market price of the shares of Metalla at the time of conversion (the "Accrued Interest Amount");

v. a draw down of C$0.8 million to refinance the accrued and unpaid fees outstanding under the Nova Loan Facility at the close of the Nova acquisition, which will not be convertible into Common Shares (the "Accrued Fees Amount");

vi. establishing an 18-month period whereby the interest of 10.0% per annum compounded monthly will be added to the Accrued Interest Amount and on June 1, 2025, reverting to a cash interest payment of 10.0% on a monthly basis, the additional Accrued Interest Amount having the same conversion price equal to the market price of the shares of Metalla at the time of conversion;

vii. incurring an amendment fee of C$0.1 million and any outstanding costs and expenses are to be paid by Metalla; and

viii. updated the existing security arrangements to include security to be provided by Nova and certain other subsidiaries of Metalla and Nova for the A&R Loan Facility.

Consolidated Financial Statements Page 21

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024, AND 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

6. LOANS PAYABLE (CONT'D...)

On December 1, 2023, following the changes to the A&R Facility and the drawdown of the C$12.2 million, the Derivative Loan Liabilities were remeasured and were assigned a fair value of $0.9 million, and the debt portion of the Principal Amount was assigned a fair value of $11.2 million for a total face value of $12.1 million (C$16.4 million). The debt portion, including any directly attributable transaction costs and fees will be accounted for at amortized cost using the implied effective interest rate of 14.6%. The Accrued Interest Amount and the Accrued Fees Amount under the A&R Loan Facility are both accounted for as loans payable which were initially valued at fair value and subsequently measured at amortized cost and are included in the total A&R Loan Facility balance.

The Derivative Loan Liabilities were remeasured at December 31, 2024, and were assigned a fair value of $0.1 million (December 31, 2023 - $0.6 million) and were calculated using a convertible debt and swaption pricing model with the following major market inputs and assumptions:

	As at
	December 31,	December 31,
	2024	2023
Maturity date	May 10, 2027	May 10, 2027
Risk free interest rate	2.72%	3.66%
Share price	C$3.62	C$4.05
Expected volatility	54%	52%
Dividend yield	$Nil	$Nil
Conversion price	C$6.00	C$6.00

On February 20, 2024, Beedie elected to convert C$1.5 million of the Accrued Interest Amount into Common Shares at a conversion price of C$3.49 per share, being the closing price of the shares of Metalla on the TSX-V on February 20, 2024, for a total of 429,800 Common Shares which were issued on March 19, 2024.

As at December 31, 2024, under the A&R Loan Facility, the Company had C$16.4 million outstanding from the Principal Amount with a conversion price of C$6.00 per share, C$2.5 million outstanding from the Accrued Interest Amount with a conversion price equal to the market price of the shares of Metalla at the time of conversion, C$0.8 million outstanding from the Accrued Fees Amount which is not convertible into Common Shares, and had C$30.9 million available under the A&R Loan Facility with the conversion price to be determined on the date of any future advances.

For the year ended December 31, 2024, the Company recognized finance charges of $0.3 million (December 31, 2023 - $0.2 million) related to costs associated with the A&R Loan Facility, including standby fees on the undrawn portion of the A&R Loan Facility, as well as set up and other associated costs.

The Company adopted an amendment to IAS 1 effective January 1, 2024, which requires the A&R Loan Facility to be presented as a current liability rather than a non-current liability. See Note 2(d) for more information.

Subsequent to December 31, 2024, Beedie elected to convert C$1.5 million of the Accrued Interest Amount into Common Shares at a conversion price of C$3.64 per share, being the closing price of the shares of Metalla on the TSX-V on January 13, 2025, for a total of 412,088 Common Shares which were issued on February 4, 2025. Additionally, on January 31, 2025, the Company made a payment of C$2.0 million to Beedie to reduce all of the Accrued Interest Amount and Accrued Fees Amount to $Nil as of the payment date. Taking into account the conversion and payment discussed above, on January 31, 2025, the Company had C$16.4 million outstanding from the Principal Amount with a conversion price of C$6.00 per share, and had C$30.9 million available under the A&R Loan Facility with the conversion price to be determined on the date of any future advances.

Consolidated Financial Statements Page 22

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024, AND 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

6. LOANS PAYABLE (CONT'D...)

Castle Mountain Loan

In connection with the Castle Mountain acquisition in October 2021, the Company entered into a $5.0 million loan agreement (the "Castle Mountain Loan") with the arm's length seller bearing interest at a rate of 4.0% per annum until fully repaid on June 1, 2023. On March 30, 2023, the Company signed an amendment to extend the maturity date of the Castle Mountain Loan from June 1, 2023, to April 1, 2024.  As part of the amendment, on March 31, 2023, the Company paid the $0.3 million accrued interest on the loan, effective April 1, 2023, the interest rate increased to 12.0% per annum, and the principal and accrued interest were to be repaid no later than April 1, 2024. On July 7, 2023, the Company paid all accrued interest due at the time on the Castle Mountain Loan and made a principal repayment of $4.3 million.

On April 1, 2024, the Company made a payment of $0.7 million to fully repay and settle all of the accrued interest and outstanding principal on the Castle Mountain Loan.

7. REVENUE

	Year ended
	December 31,	December 31,
	2024	2023
Royalty revenue
Wharf	$1,622	$1,648
El Realito	601	2,071
Aranzazu	1,856	137
La Encantada	415	504
Tocantinzinho	1,116	-
La Guitarra	115	-
Total royalty revenue	5,725	4,360
Other fixed royalty payments	157	235
Total revenue	$5,882	$4,595

The Company operates in one industry and has one reportable segment, which is reviewed by the chief operating decision maker.

8. GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended
	December 31,	December 31,
	2024	2023
Compensation and benefits	$2,807	$2,469
Corporate administration	1,306	1,126
Professional fees	901	1,123
Listing and filing fees	203	212
Total general and administrative expenses	$5,217	$4,930
Consolidated Financial Statements Page 23

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024, AND 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

9. INCOME TAXES

Income tax expense differs from the amount that would result from applying Canadian income tax rates to earnings before income taxes. These differences result from the following items:

	Year ended
	December 31,	December 31,
	2024	2023
Loss before income taxes	$(5,424)	$(4,476)
Canadian federal and provincial income tax rates	27.00%	27.00%
Income tax recovery based on the above rates	(1,464)	(1,209)
Difference between Canadian and foreign tax rate	(128)	(323)
Permanent differences	890	1,490
Changes in unrecognized deferred tax assets	761	814
Other adjustments	(7)	589
Total income tax expense	$52	$1,361

Current income tax expense	$52	$1,227
Deferred income tax expense	$-	$134

The composition of the Company's net deferred income tax liability that has been recognized is as follows:

	As at
	December 31,	December 31,
	2024	2023
Deferred tax assets:
Mineral expenditures and capital assets	$2,060	$3,184
Share issue costs	455	828
Non-capital losses and others	12,651	9,609
	15,166	13,621
Unrecognized deferred tax assets	(10,688)	(12,696)
Deferred tax liabilities	(4,909)	(1,356)
Net deferred income tax liabilities	$(431)	$(431)

Deferred income tax assets	$105	$105
Deferred income tax liabilities	$(536)	$(536)

The Company's significant temporary differences, unused tax credits, and unused tax losses that have not been recognized as deferred income tax assets as at December 31, 2024, are as follows:

	Mineral
	expenditures		Non-capital
	and other	Share issue	losses and
	capital assets	costs	others	Total
Expiry 2026 to 2043	$-	$1,684	$24,248	$25,932
No expiry date	$10,795	$-	$6,536	$17,331

Tax attributes are subject to review, and potential adjustments, by tax authorities.
Consolidated Financial Statements Page 24

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024, AND 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

10. SHARE CAPITAL

Authorized share capital consists of an unlimited number of Common Shares without par value.

(a) Issued Share Capital

As at December 31, 2024, the Company had 92,076,438 Common Shares issued and outstanding (December 31, 2023 - 90,877,231).

During the year ended December 31, 2024, the Company:

  issued 429,800 Common Shares related to the conversion of a portion of the Accrued Interest Amount from the A&R Loan Facility (Note 6);
  issued 250,000 Common Shares related to a private placement; and
  issued 519,407 Common Shares related to the vesting of RSUs and the exercise of stock options.

During the year ended December 31, 2023, the Company:

  issued 944,396 Common Shares in the at-the-market offerings at an average price of $4.90 per share for gross proceeds of $4.6 million, with aggregate commissions paid or payable to the agents of $0.1 million and other share issue costs of $0.4 million, resulting in aggregate net proceeds of $4.1 million;
  issued 34,943,542 Common Shares related to the acquisition of Nova (Note 4);
  issued 1,406,182 Common Shares for the acquisition of royalties and other interests (Note 4);
  issued 2,835,539 Common Shares related to a subscription agreement to complete a C$15.0 million equity placement at an average price of C$5.29 per share;
  issued 545,702 Common Shares related to the conversion of a portion of the Third Drawdown from the A&R Loan Facility (Note 6); and
  issued 733,993 Common Shares related to the vesting of RSUs and the exercise of stock options.

(b) Stock Options

The Company has adopted a stock option plan approved by the Company's shareholders. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time, less the amount reserved for RSUs. The plan allows for a cash-less broker exercise, or a net exercise on some of the Company's stock options upon vesting, both of which are subject to approval from the Company's Board of Directors. The vesting terms, if any, are determined by the Company's Board of Directors at the time of the grant.

Consolidated Financial Statements Page 25

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024, AND 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

10. SHARE CAPITAL (CONT'D...)

The continuity of stock options for the year ended December 31, 2024, was as follows:

	Weighted
	Average
	Exercise Price	Number
	(C$)	Outstanding
As at December 31, 2022	$7.26	2,818,902
Granted	4.05	922,500
Issued as part of Nova Transaction (Note 4)	6.10	2,013,118
Exercised (1)	2.91	(779,527)
Expired	11.73	(60,000)
Forfeited	5.98	(80,000)
As at December 31, 2023	$6.83	4,834,993
Granted	4.14	160,000
Exercised (1)	3.69	(820,781)
Expired	8.43	(1,176,005)
Forfeited	4.47	(115,000)
As at December 31, 2024	$7.02	2,883,207

(1) During the year ended December 31, 2024, 771,063 stock options were exercised on a net exercise basis with a total of 163,999 Common Shares issued for the exercise (2023 - 581,226 and 264,988, respectively).

During the year ended December 31, 2024, the Company granted 160,000 stock options (December 31, 2023 - 922,500) with a weighted-average exercise price of C$4.14 (December 31, 2023 - C$4.05) and a fair value of $0.2 million or $1.18 per option (December 31, 2023 - $1.1 million or $1.24 per option). The fair value of the stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	Year ended
	December 31,	December 31,
	2024	2023
Risk free interest rate	3.62%	3.71%
Expected dividend yield	0%	0%
Expected stock price volatility	51%	53%
Expected life in years	3.25	3.25
Forfeiture rate	0%	0%

Subsequent to December 31, 2024, on February 20, 2025, the Company granted 955,000 stock options with an exercise price of C$4.41.

Consolidated Financial Statements Page 26

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024, AND 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

10. SHARE CAPITAL (CONT'D...)

For the year ended December 31, 2024, in accordance with the vesting terms of the stock options granted, the Company recorded a charge to share-based payments expense of $0.9 million (December 31, 2023 - $0.7 million), with an offsetting credit to reserves. As at December 31, 2024, the weighted average remaining life of the stock options outstanding was 2.39 years (December 31, 2023 - 2.17 years). The Company's outstanding and exercisable stock options as at December 31, 2024, and their expiry dates are as follows:

	Exercise Price	Number	Number
Expiry Date	(C$)	Outstanding	Exercisable
January 15, 2025	$7.66	383,750	383,750
November 6, 2025	$12.85	315,000	315,000
April 27, 2026	$11.73	310,000	310,000
August 27, 2026	$9.17	217,800	217,800
July 20, 2027	$4.33	118,800	118,800
August 16, 2027	$5.98	445,000	445,000
February 22, 2028	$4.12	100,357	100,357
December 28, 2028	$4.05	832,500	416,250
July 23, 2029	$4.14	160,000	-
		2,883,207	2,306,957

(c) Restricted Share Units

The Company has adopted an RSU plan approved by the Company's shareholders. The maximum number of RSUs that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time, less the amount reserved for stock options. The vesting terms are determined by the Company's Board of Directors at the time of issuance, the standard vesting terms have one-half vest in one year and one-half vest in two years. The continuity of RSUs for the year ended December 31, 2024, was as follows:

Number
Outstanding
As at December 31, 2022	721,554
Granted	587,500
Settled	(270,704)
Forfeited	(60,000)
As at December 31, 2023	978,350
Granted	300,000
Settled	(305,690)
Forfeited	(75,000)
As at December 31, 2024	897,660

For the year ended December 31, 2024, in accordance with the vesting terms of the RSUs granted, the Company recorded a charge to share-based payments expense of $1.7 million (December 31, 2023 - $1.5 million), with an offsetting credit to reserves. Subsequent to December 31, 2024, on February 20, 2025, the Company granted 525,788 RSUs.
Consolidated Financial Statements Page 27

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024, AND 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

11. RELATED PARTY TRANSACTIONS AND BALANCES

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

	Year ended
	December 31,	December 31,
	2024	2023
Salaries and fees	$1,713	$1,718
Share-based payments	2,042	1,560
Total related party expenses	$3,755	$3,278

As at December 31, 2024, the Company had $0.6 million (December 31, 2023 - $0.6 million) due to directors and management related to remuneration and expense reimbursements, which have been included in accounts payable and accrued liabilities. As at December 31, 2024, the Company had $Nil (December 31, 2023 - $Nil) due from directors and management.

12. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant Non-Cash Investing and Financing Activities

During the year ended December 31, 2024, the Company:

a) issued 429,800 Common Shares, valued at $1.1 million, for the conversion of a portion of the Accrued Interest Amount from the A&R Loan Facility (Note 6);

b) reallocated $1.8 million from reserves for 305,690 RSUs that settled; and

c) reallocated $0.8 million from reserves for 820,781 stock options exercised.

During the year ended December 31, 2023, the Company:

a) issued 545,702 Common Shares, valued at $3.3 million, for the conversion of a portion of the Third Drawdown (Note 6);

b) issued 34,943,542 Common Shares, valued at $112.1 million, for the acquisition of Nova (Note 4);

c) issued 466,827 Common Shares, valued at $2.1 million, for the acquisition of the Lama royalties (Note 4);

d) issued 939,355 Common Shares, valued at $4.2 million, for the acquisition of the Alamos royalty portfolio (Note 4);

e) reallocated $2.2 million from reserves for 270,704 RSUs that settled; and

f) reallocated $0.9 million from reserves for 779,527 stock options exercised.
Consolidated Financial Statements Page 28

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024, AND 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

13. FINANCIAL INSTRUMENTS

The Company classified its financial instruments as follows:

	As at
	December 31,	December 31,
	2024	2023
Financial assets
Amortized cost:
Cash and cash equivalents	$9,717	$14,107
Royalty, derivative royalty, and stream receivables	2,253	2,482
Other receivables	263	329
Fair value through profit or loss:
Marketable securities	305	295
Total financial assets	$12,538	$17,213

Financial liabilities
Amortized cost:
Trade and other payables	$1,188	$5,394
Loans payable	12,625	13,725
Acquisition payables	2,233	2,928
Fair value through profit or loss:
Derivative loan liabilities	68	561
Total financial liabilities	$16,114	$22,608

Fair Value

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

a) Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

b) Level 2 - Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

c) Level 3 - Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

Cash, accounts receivables (royalty, derivative royalty, and stream receivables, and other receivables), and accounts payable (trade and other payables), are carried at amortized cost. Their carrying value approximated their fair value because of the short-term nature of these instruments or because they reflect amounts that are receivable to the Company without further adjustments. Marketable securities are carried at fair value and are classified within Level 1 of the fair value hierarchy. There were no transfers between the levels of the fair value hierarchy during the year ended December 31, 2024, and the year ended December 31, 2023.

Consolidated Financial Statements Page 29

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024, AND 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

13. FINANCIAL INSTRUMENTS (CONT'D...)

Loans payable and acquisition payables are carried at amortized cost. The fair values of the Company's loans payable are approximated by their carrying values as the interest rates are comparable to market interest rates. The derivative loan liabilities are carried at fair value and were valued using a swaption model, with inputs that are not observable (Note 6). Therefore, the derivative loan liabilities are classified within Level 3 of the fair value hierarchy.

Capital Risk Management

The Company's objectives when managing capital are to provide shareholder returns through maximization of the profitable growth of the business and to maintain a degree of financial flexibility relevant to the underlying operating and metal price risks while safeguarding the Company's ability to continue as a going concern. The capital of the Company consists of share capital. The Board of Directors does not establish a quantitative return on capital criteria for management. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company may issue new shares in order to meet its financial obligations. The management of the Company believes that the capital resources of the Company as at December 31, 2024, are sufficient for its present needs for at least the next twelve months. The Company is not subject to externally imposed capital requirements.

Credit Risk

Credit risk arises from cash deposits, as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits. The Company's cash deposits are primarily held with a Canadian chartered bank. Receivables include value added tax due from the Canadian government. The carrying amount of financial assets recorded in the financial statements represents the Company's maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company's credit risk has not declined from the prior year.

Liquidity Risk

The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty interests, its holdings of cash, and its committed liabilities. The maturities of the Company's loan liabilities are disclosed in Note 4 and Note 6. All current liabilities with the exception of the convertible loan facility are settled within one year. The convertible loan facility has been disclosed as a current liability upon the adoption of the amendments to IAS 1 (see Note 2(d)), however any settlement of the liability within the next twelve months would be upon conversion into Common Shares and is not expected to be settled in cash within the next twelve months.

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company primarily operates in Canada, Australia, Argentina, Mexico, and the United States and incurs expenditures in currencies other than United States dollars. Thereby, the Company is exposed to foreign exchange risk arising from currency exposure. The Company has not hedged its exposure to currency fluctuations. Based on the above net exposure, as at December 31, 2024, and assuming that all other variables remain constant, a 1% depreciation or appreciation of the United States dollar against the Canadian dollar, Australian dollar, Argentinian peso, and Mexican peso would result in an increase/decrease in the Company's pre-tax income or loss of approximately $0.1 million.
Consolidated Financial Statements Page 30

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024, AND 2023
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

14. COMMITMENTS

As at December 31, 2024, the Company had the following contractual obligations:

	Less than	1 to	Over
	1 year	3 years	3 years	Total
Trade and other payables	$1,188	$-	$-	$1,188
Loans payable principal and interest payments(1)	1,157	16,611	-	17,768
Payments related to acquisition of royalties and streams(2)	-	2,500	-	2,500
Total commitments	$2,345	$19,111	$-	$21,456

(1) Payments required to be made on the A&R Loan Facility based on the closing balance as at December 31, 2024, and assuming no conversion until maturity date.

(2) Payment required for the royalty on the Lama project of $2.5 million, payable in cash or Common Shares within 90 days upon the earlier of a 2 Moz gold Mineral Reserve estimate on the royalty area or March 9, 2026.

In addition to the commitments above, the Company could in the future have additional commitments payable in cash and/or shares related to the acquisition of royalty and stream interests. However, these payments are subject to certain triggers or milestone conditions that have not been met as of December 31, 2024.

Consolidated Financial Statements Page 31